July 22, 2009

VIA USMAIL and FAX (416) 369-2301

Mr. Richard B. Clark
Chief Executive Officer
Brookfield Properties Corporation
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

      Re: **Brookfield Properties Corporation**
             Form 40-F for the fiscal year ended December 31, 2008
             Filed March 31, 2009
             File No. 001-14916

Dear Mr. Clark:

      We have completed our review of your filing and have no further comments at this time.

                Sincerely,

                Sonia G. Barros
                Special Counsel